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March 2, 2006


VIA EDGAR CORRESPONDENCE AND VIA FACSIMILE AT (202) 772-9210
------------------------------------------------------------

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

           Re:      netGuru, Inc.
                    Form 10-KSB for the year ended March 31, 2005 File No.
                    0-28560
                    ------------------------------------------------------

Dear Ms. Collins:

         We received your letter of comments dated January 31, 2006, which letter requested a response by February 14, 2006. After a discussion with David Edgar, Staff Accountant, we requested an extension of time to respond to Friday, March 3, 2006 because we were busy preparing our Form 10-QSB and knew that we would need additional time after the Form 10-QSB was filed to work with our current and former auditors to assemble information responsive to your comments.

         We filed our Form 10-QSB and have been working to assemble a response to your comments. However, as a result of our recent asset sale, we experienced attrition and turnover in our accounting staff and therefore have not yet been able to complete our response. In addition, our current and previous auditing firms have requested additional time to review our draft response and relevant documentation and literature.

         Accordingly, we hereby request a further extension of time so that we may be permitted to respond to your comment letter on or before Monday, March 20, 2006. We appreciate your patience and consideration. If you have questions or comments regarding this request, please contact me at (714) 974-2500, extension 5215.

                                            Sincerely yours,

                                            NETGURU, INC.


                                            /S/ BRUCE NELSON
                                            -----------------------
                                            Bruce Nelson,
                                            Chief Financial Officer

cc:      Mr. Thomas Ferraro
         Mr. David Edgar